EX-28.d.2.g.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE FUND ADVISORS,

NATIONWIDE VARIABLE INSURANCE TRUST

AND MORLEY CAPITAL MANAGEMENT, INC.

Effective September 1, 2007

Renewed May 1, 2009*

Funds of the Trust	Subadvisory Fees
NVIT Enhanced Income Fund	0.10% on assets up to $500 million
0.0975 %on assets of $500 million and more but less than $1 billion
0.0925% on assets of $1 billion and more but less than $3 billion

*	As approved at the Board of Trustees Meeting held on January 16, 2009.

IN WITNESS WHEREOF, the undersigned Assistant Secretary of the Trust hereto has executed this Exhibit A on the effective date set forth above.

By:	/s/ Alan J. Oster
Name: Allan J. Oster
Title: Assistant Secretary